Chris Remington Work History

Waxelene Inc.
Founder
April 2011 – Present
Invented & patented Waxelene Petroleum Jelly Alternative natural cosmetic product along with partner that is now marketed internationally. Waxelene is sold in large retailers such as CVS Pharmacy, Whole Foods, Walgreens Pharmacy, Bed Bath & Beyond, etc. My role includes management of operations and finance.

EFI
Senior Software Engineer
September 2003 - January 2009
Developed all operating system images used on more than 1 million highend "Fiery" print servers at this market letader in printing tech/environmental inks. Managed entire development cycle of Windows OS code, including development, system security and worldwide support.

Virtio
Build/Release/QA Engineer
October 2002 - April 2003
Managed whole Build/Release/QA lab for this spin-off of National Semiconductor. Performed virtual hardware prototyping for hand-held devices. Utilized Perl/C++, Installshield etc. Automated QA infrastructure.